Exhibit 12(a)

Entergy Arkansas, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	Twelve Months Ended
	December 31,					September 30,
	2011	2012	2013	2014	2015	2016

Fixed charges, as defined:
Total Interest Charges	$83,545	$82,860	$91,318	$93,921	$105,622	$115,084
Interest applicable to rentals	6,492	5,768	5,350	4,539	5,109	3,299

Total fixed charges, as defined	90,037	88,628	96,668	98,460	110,731	118,383

Preferred dividends, as defined (a)	11,310	11,310	11,310	11,310	11,310	10,912

Combined fixed charges and preferred dividends, as defined	$101,347	$99,938	$107,978	$109,770	$122,041	$129,295

Earnings as defined:
Net Income	$164,891	$152,365	$161,948	$121,392	$74,272	$142,553
Add:
Provision for income taxes:
Total	132,765	94,806	91,787	83,629	40,541	79,738
Fixed charges as above	90,037	88,628	96,668	98,460	110,731	118,383

Total earnings, as defined	$387,693	$335,799	$350,403	$303,481	$225,544	$340,674

Ratio of earnings to fixed charges, as defined	4.31	3.79	3.62	3.08	2.04	2.88

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	3.83	3.36	3.25	2.76	1.85	2.63

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.